As filed with the Securities and Exchange Commission on January 29, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      Press Release Dated January 29, 2003


                             DYNEA INTERNATIONAL OY

                      13 Snellmaninkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  |X|                              Form 40-F  |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes   |_|                                   No  |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                  N/A

Dynea logo
Press release
January 29, 2003


Dynea announces sale of Oil Field Chemicals business to M-I

Dynea International today announced the sale of its Oil Field Chemicals business to Texas-based M-I. In connection with the transaction, M-I acquired substantially all of the net assets of Dynea's production chemical business in exchange for a cash consideration of EUR 76 million. Pending closing adjustments and tax, Dynea International expects to receive a net of EUR 55 million. M-I has also negotiated a long-term toll manufacturing agreement with Dynea in Lillestrom, Norway, for the supply of base chemicals used in the production chemical operations.

Dynea Oil Field Chemicals, which will now be called M-I Production Chemicals, supplies customers with a range of performance products designed to meet the chemical challenges associated with the production, processing and transportation of oil and gas. The primary product offerings include corrosion inhibitors, scale inhibitors, bactericides, emulsion breakers, hydrogen sulphide scavengers, water treatment chemicals, oxygen scavengers, defoamers and wax inhibitors. The acquired operations, which operate in the North Sea, the Middle East, Asia and Americas, generated annual sales of EUR 72 million.

"Dynea has successfully been developing its Oil Field Chemicals business for some 20 years. The sale to M-I is a logical step, which will both enhance the oilfield chemicals business and allow Dynea to increase focus on our core activities - adhesion and surfacing solutions," says Dynea International President and CEO Oivind Isaksen.

M-I President and CEO Loren Carroll added, "This acquisition is a strategic extension of our engineering application and chemical technology expertise. Dynea Oilfield Chemicals is a business unit with a solid growth record and excellent people. It is a natural addition to the M-I operations and allows us to leverage M-I's vast infrastructure and research and engineering capabilities. I'm excited about the prospects to provide our clients new solutions to meet their production needs while maintaining high environmental standards."

In addition to its oilfield chemical business, Dynea International, based in Helsinki, Finland, is one of the world's leading providers of industrial adhesive systems. In 2001, Dynea had combined revenues of approximately EUR 1.0 billion. With some 55 production units in 25 countries in Europe, the Americas and Asia Pacific, Dynea has some 3,200 employees.

Based in Houston, Texas, M-I, which is jointly owned 60 percent by Smith International, Inc. (NYSE: SII) and 40 percent by Schlumberger Limited (NYSE:SLB) is a leading supplier of drilling, reservoir drill-in and completion fluids products/systems and solids control and waste management services and equipment to the worldwide petroleum industry

Visit our Internet web sites at http://www.dynea.com and http://www.midf.com to learn more about our operations

                      For more information, please contact

Filip Frankenhaeuser, Executive Vice President and CFO, Dynea International, tel. +358 10 585 2011
Margaret K. Dorman, Senior Vice President and CFO, Smith International, Inc., tel. +1 281 233-5113
Leslie Petersen, Communications Manager, Dynea, tel. +358 10 585 2031


                      Dynea Oy, Snellmaninkatu 13, FIN-00170 Helsinki, Finland Tel. +358 10 585 2000, Fax +358 10 585 2001, www.dynea.com
                      Business ID 156 2077-1, Helsinki, Finland

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            DYNEA INTERNATIONAL OY





                                            By: /s/ Filip Frankenhaeuser
                                                --------------------------------
                                                Name: Filip Frankenhaeuser
                                                Title: Chief Financial Officer





Date: January 29, 2003